EXHIBIT G


SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-        )

Filings Under the Public Utility Holding Company Act of 1935 ("Act") October __, 1995


          Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder.  All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) thereto is/are available for public inspection through the Commission's Office of Public Reference.
	Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by December 6, 1995, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant and/or declarant at the address specified below. Proof of service (by affidavit, or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.
Cinergy Corp. et al. (File No. 70-    )
		Cinergy Corp. (Cinergy), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the Act), and its wholly-owned subsidiary utility company The Cincinnati Gas & Electric Company (CG&E) (collectively, the Applicants) seek authorization for CG&E to enter into a transaction prior to June 30, 1996 involving a sale of equipment not to exceed $40 million, depending on the aggregate appraised value. The equipment shall include gas combustion turbines and related equipment such as, but not limited to, transformers, boilers and water pumps, of Unit Nos.
1 and 7 at CG&E's Woodsdale Generating Station (Woodsdale)
(collectively, Equipment).
	Woodsdale is a gas combustion turbine electric generating station located in southwestern Ohio and is wholly owned by CG&E. Woodsdale
Unit Nos. 1 through 6 are in operation. Woodsdale Unit No. 7 is under construction and is expected to be in service in 1998 based on current estimates. Woodsdale Unit No. 1 has a net generating capability of 82 megawatts and Woodsdale Unit No. 7 is expected to have 109 megawatts of net generating capability when completed.
	The sale by CG&E will be limited to equipment that constitutes moveable property and will exclude certain property retained by CG&E, such as land, buildings, pollution control facilities, and other non-moveable property. The Equipment shall include equipment in service and equipment under construction at the time of sale.
	CG&E proposes the Equipment be sold to a non-affiliated third party finance lessor who will concurrently enter into a leaseback of the Equipment. CG&E is filing for approval of the leaseback of the Equipment with the Public Utilities Commission of Ohio (PUCO), CG&E's state commission. Accordingly, authorization for the leaseback of Equipment is not being sought in this Application due to the PUCO having jurisdiction over such transaction pursuant to Section 9(b)(1).
	Depending on the appraised value (an independent appraiser to be selected by the buyer) and the specific items of equipment sold, the sale of the Equipment is not expected to be in excess of $40 million and not less than its net book value (estimated to be not less than $20 million). All sale proceeds will be due and payable at the time of closing. Based upon the above information, the sale proceeds will be reflective of an arm's length transaction that is fair and reasonable to the Applicants.
	CG&E proposes to use the net proceeds from the sale of the Equipment either for (a) the redemption, in whole or in part, prior to maturity, of one or more series of CG&E's outstanding first mortgage bonds, pursuant to the provisions of CG&E's First Mortgage dated as of August 1, 1936, with The Bank of New York, as trustee, as supplemented and amended and (b) repayment of short-term debt incurred in connection with such redemption. The balance, if any, of such net proceeds will be used for other general corporate purposes. If short-term debt is used to redeem bonds prior to receiving regulatory authority for the sale of the Equipment, CG&E will use net Equipment sale proceeds to repay all or a portion of such short-term debt.
	CG&E is currently considering the redemption, in whole or in part, of its First Mortgage Bonds, 10.20% Series due December 1, 2020, (the Bonds). At September 30, 1995, the Bonds had an aggregate principal amount of $150 million outstanding and are callable beginning December
1, 1995 at a redemption price of 107.44% plus accrued interest to the redemption date..
	The proposed redemption of high cost first mortgage bonds using the equipment sale proceeds is anticipated to result in greater cost savings than might otherwise be achieved were CG&E to issue and sell other securities to fund the redemption. Since the proposed lease cost will be based on the London Interbank Offered Rate for 30-day dollar deposits (30-day LIBOR) plus a spread of no more than 50 basis points, the sale and leaseback transaction is the most cost effective alternative available to CG&E since it offers the advantages of: (a) replacing long-term bonds with intermediate term financing at the lower-cost short-term rate; and (b) incurring an obligation at a cost which is currently lower than issuing intermediate or long-term securities, especially when considering the avoidance of other costs connected therewith, such as underwriting, legal, printing and ancillary fees.
          For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                              Jonathan G. Katz, Secretary